October 7, 2005

VIA EDGAR

Mr. Russell Mancuso, Branch Chief

Mr. Donald C. Hunt, Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	A-Max Technology Limited
Amendments No. 3 to Registration Statement on Form F-1
(Registration No. 333-128297)

Dear Mr. Mancuso and Mr. Hunt:

On behalf of our client, A-Max Technology Limited, a company organized under the laws of Bermuda (the “Company” or “A-Max”), we are filing herewith Amendment No. 3 to the Company’s Registration Statement on Form F-1 (“Amendment No. 3”). For the ease of your reference, we will also deliver to you five hard copies of Amendment No. 3 marked to show changes to Amendment No. 2 to the Registration Statement filed on September 28, 2005 (“Amendment No. 2”).

The Company has made certain changes, as marked, to the industry data in Amendment No. 3 to reflect recently-published updates to IDC’s industry report that was cited by the Company earlier. The Company has obtained IDC’s consent to cite the updated data. For your reference and to support relevant changes made in Amendment No. 3, the Company will attach relevant marked pages of the IDC report as Annex A to the hard copy of this letter to be delivered to you today.

Set forth below are the Company’s responses to the comments contained in the letter dated October 4, 2005 from the staff of the Securities and Exchange Commission (the “Staff”).

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Risk Factors, page 7

Because our business depends on adequate and timely supply of components…, page 8

1.	We note your disclosure in the second paragraph that “there have been industry-wide shortages of flash memory …” If you have experienced material interruptions or delays in receiving components from Samsung or any other key suppliers, please disclose them. In addition, if you anticipate material interruptions or delays in receiving components from

Resident partners: Joseph A. Bevash (US), Sabrina Y. T. Maguire (US), John A. Otoshi (US), Mitchell D. Stocks (US), David Zhang (US)

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Samsung or any other key suppliers, please revise accordingly your disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section.

The Company respectfully advises the Staff that it has not experienced material interruptions or delays in receiving flash memory or other components from its key suppliers. In addition, the Company is not aware of any potential material delays in fulfilling its orders in the near future, nor does it anticipate such material delays or interruptions in light of its market position and strong relationships with key component suppliers including Samsung.

Capitalization, page 26

2.	We note the paragraph added at the bottom of the page and repeated elsewhere in your document . With a view toward disclosure, please:

•	show us how the number of shares into which the preferred stock will convert varies based on a reasonable range of potential closing dates and offering prices, and

•	analyze whether the figures in this range materially affect your disclosure.

The Company respectfully advises the Staff that pursuant to the current Bye-laws of the Company, upon closing of this offering, each outstanding preferred share shall be automatically converted, with no further action required to be taken by the Company or the holder thereof, into the number of ordinary shares determined as follows:

OS	=	SP	+	FD

		CP		IPO

where

OS =	Number of ordinary shares to be received upon conversion of one preferred share under this Bye-law 79.7(b)
SP =	preferred share subscription price
CP =	conversion price
FD =	with respect to one preferred share, the sum in US$ of all dividends that have accrued and compounded as of the last date of the immediately preceding quarter plus all dividends that have accrued thereafter
IPO =	in the case of an initial public offering (“IPO”) in the United States, the final price per share (less underwriting discounts and commissions) of the ordinary shares as set forth in the final prospectus relating to the IPO

SP and CP are both US$0.424056541 at present and are expected to be the same at the closing date of this offering.

As disclosed on page H-14 of Amendment No. 3 and the preliminary prospectus dated September 28, 2005, FD increases on a daily basis because dividends on preferred shares accrue daily from the date of issuance thereof at an annual rate equal to 3% of the preferred share subscription price plus the amount of dividends which have accrued and compounded as of the last date of the immediately preceding quarter. As the preferred shares

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were issued on June 17, 2005, the dividends that have accrued and compounded are insignificant and will not change materially if the closing of this offering takes place in the near future.

In Amendment No. 3, the Company used US$0.58, the mid-point of the estimated price range less underwriting discounts and commissions per ordinary share, as the IPO price in the above formula, and calculated FD as of October 19, 2005, the estimated closing date of the offering. As a result, the number of ordinary shares to be received upon conversion equals 142,536,093. For each day that the closing date is delayed, this share number will increase by approximately 8,600 shares (or 344 ADSs), representing a change of less than 0.01% in the number of shares.

For purpose of illustration, if the final IPO price is US$0.61, which is the high end of the estimated price range less underwriting discounts and commissions per ordinary share, and the closing date is October 19, 2005, the number of ordinary shares to be received upon conversion would equal 142,472,728. For each day that the closing date is delayed, this share number will increase by approximately 8,100 shares (or 324 ADSs), representing a change of less than 0.01% in the number of shares.

In light of the foregoing analysis, the Company does not believe the relevant disclosure will be materially changed if the final IPO price deviates from the mid-point of the estimated offering price range.

Principal and Selling Shareholders, page 70

3.	We note your disclosure in footnote 12 regarding the transfer of shares from Billion Creation Limited to Mr. Chiao and Mr. Lee and their intention to sell these shares in your registered offering. Please provide us with your legal analysis of whether Billion Creation Limited, Mr. Chiao and Mr. Lee are underwriters as defined in Section 2(a)(11) of the Securities Act. Please provide us with similar legal analysis regarding the transfers by Teambest Limited and Vital Champion Limited to Mr. Chiao and Mr. Lee disclosed in footnotes 17 and 18.

The Company would first like to advise the Staff that Billion Creation Limited (“Billion Creation”) and its shareholders have decided not to effect the proposed share transfers indicated in Amendment No. 2. Instead, as disclosed on page 71 and 72 of Amendment No. 3, Billion Creation intends to distribute a total of 12,126,288 ordinary shares of A-Max to all of its beneficial owners according to their respective pro rata ownership interests in Billion Creation. After such distribution is completed, Mr. Chiao and Mr. Lee plan to sell all the A-Max shares received by them from Billion Creation in this offering.

In addition, the Company respectfully advises the Staff that the proposed distributions of all the A-Max shares directly held by Teambest Limited (“Teambest”) and Vital Champion Limited (“Vital Champion”) as disclosed in Amendment No. 2 have been completed. Therefore, Teambest and Vital Champion are no longer shareholders of the Company.

In connection with the distributions of A-Max shares held by Billion Creation, Teambest and Vital Champion to their beneficial owners as set forth above, the Company respectfully advises the Staff that it does not believe that any of Billion Creation, Teambest, Vital Champion, Mr. Chiao or Mr. Lee is an underwriter as defined in Section 2(a)(11) of the Securities Act for the reasons set forth below.

Section 2(a)(11) of the Securities Act defines an underwriter as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the

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distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking…”

A.	No change of beneficial ownership interests in A-Max upon share distributions.

Prior to the share distributions, Messrs. Chan, Dong, Chiao and Lee beneficially owned 50%, 20%, 18.75% and 11.25%, respectively, of each of Billion Creation, Teambest and Vital Champion (each, a “Holding Company”), which in turn directly held a total of 595,283,023 ordinary shares, or 66.7% of A-Max. After the distributions of A-Max shares (as explained on page 3), the respective beneficial ownership interests in A-Max and each Holding Company held by Messrs. Chan, Dong, Chiao and Lee remain the same.

B.	No “sale for an issuer.”

The purpose of the share distributions by each of the three Holding Companies is to meet the requests of two beneficial owners of the Holding Companies, Mr. Chiao and Mr. Lee, who are not otherwise affiliated with A-Max, to sell certain shares in the offering. Neither A-Max nor Billion Creation will receive any proceeds or other consideration from the sale of A-Max shares by Mr. Chiao and Mr. Lee in the offering. Accordingly, none of the Holding Companies, Mr. Chiao or Mr. Lee is “selling for” A-Max, and Mr. Chiao and Mr. Lee are not “selling for” the Holding Companies.

C.	The Holding Companies and their beneficial owners did not purchase shares with a view to distributing them.

The beneficial owners of the Holding Companies are founders of the Company who have beneficially owned their A-Max shares for an extended period of time since 1998. As stated in the Company’s response letter dated September 13, 2005, these beneficial owners transferred the A-Max shares previously directly held by them to the Holding Companies in January 2005. Therefore, the Holding Companies and their beneficial owners did not “purchase” A-Max shares with a view to “distributing” the shares.

4.	We note the decreases mentioned in the last sentences added to footnotes 4 and 5. However, it is unclear why the last two columns of the table do not reflect those decreases.

In response to the Staff’s comment and in light of recent developments set forth in the response to comment #3, the Company has updated the principal and selling shareholder table and the footnotes thereto to reflect the updated information.

5.	Please disclose the effect of the exercise of the underwriters’ over-allotment option.

In response to the Staff’s comment, the Company has added the referenced disclosure on page 70 in footnote 2.

Bermuda Taxation, page 92

6.	Please clarify in the opinion and disclosure the tax consequences to investors. For example, it is unclear whether investors will be taxed on capital gains.

In response to the Staff’s comment, the Company’s Bermuda counsel has added the requested disclosure on page 92. As the exhibit 8.1 opinion covers the entire “Bermuda Taxation” section, the Bermuda counsel believes the current opinion (as filed herewith) is adequate.

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Exhibits

7.	We note your response and reissue prior comment 8. Please file signed, dated legal opinions that do not assume conclusions of law that are a requirement of the ultimate opinion. If you arc unable to file unqualified opinions, please prominently disclose:

•	the reason that you cannot file an unqualified opinion, and

•	the risk to investors that the company and its counsel have imposed on them by making the assumptions.

In response to the Staff’s comment, the Company’s Bermuda counsel has revised its exhibits 5.1 and 8.1 opinions filed herewith.

8.	We note the parenthetical definition of non-assessable in the paragraph numbered “2” in exhibit 5.1. Please tell us how that definition differs from the definition in the U.S. Tell us whether the differences require explanation in the prospectus. If the differences are not material, please tell us why the parenthetical qualification is necessary.

According to the Company’s Bermuda counsel, while they understand that the definition of “non-assessable” in the parentheses is substantially similar to the definition of “non-assessable” in the U.S., it is necessary to define this word in its opinion because there is no statutory or common definition of “non-assessable” in Bermuda.

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Please acknowledge receipt of these materials by file-stamping and returning the enclosed copy of this letter in the stamped, self-addressed envelope provided.

If you need additional copies or have any questions regarding the Registration Statement, please do not hesitate to call me at (852) 2912-2501 or Julie Gao at (852) 2912-2535.

Very truly yours,

/s/ John A. Otoshi

of LATHAM & WATKINS LLP

Enclosures

cc:	Victor Chan, Chairman and Chief Executive Officer, A-Max Technology Limited
Diana Chan, Chief Financial Officer, A-Max Technology Limited
David T. Zhang, Esq., Latham & Watkins LLP, Hong Kong
Z. Julie Gao, Esq., Latham & Watkins LLP, Hong Kong
Choo Lye Tan, Conyers Dill & Pearman, Hong Kong
Chris Lin, Simpson Thacher & Bartlett LLP, Hong Kong

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